Filed pursuant to Rule 424(b)(3)
Registration No. 333-259679
PROSPECTUS SUPPLEMENT NO. 4
(to Prospectus dated May 12, 2022)

BENSON HILL, INC.

Primary Offering of
6,553,454 Shares of Common Stock Issuable Upon Exercise of Warrants
Secondary Offering of
29,053,454 Shares of Common Stock
6,553,454 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus dated May 12, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Post-Effective Amendment No. 1 to Form S-1 (No. 333-259679, as originally declared effective by the Securities and Exchange Commission (the “SEC”) on October 4, 2021) filed with the SEC on May 5, 2022 and declared effective by the SEC on May 10, 2022. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 1.01 of our Current Report on Form 8-K filed with the SEC on August 8, 2022 (the “Current Report”). Accordingly, we have attached the pertinent item from the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling securityholders named in the Prospectus (or their permitted transferees) (the “Selling Securityholders”) of (i) up to 29,053,454 shares of our common stock, par value $0.0001 per share (the “Common Stock”), including (a) 6,553,454 shares of Common Stock that may be issued upon exercise of the Private Placement Warrants (as defined below) and (b) 22,500,000 shares of Common Stock, which were issued to certain of the Selling Securityholders in private placements pursuant to the terms of certain Subscription Agreements (as defined in the Prospectus) in connection with, and immediately prior to the consummation of, the Business Combination (as defined in the Prospectus), and (ii) up to 6,553,454 warrants to purchase shares of Common Stock (the “Private Placement Warrants”) originally issued in a private placement that closed concurrently with Star Peak Corp II’s initial public offering. The Prospectus and this prospectus supplement also relate to the issuance by us of up to 6,553,454 shares of Common Stock that are issuable upon exercise of the Private Placement Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “BHIL.” On August 8, 2022, the closing price of our Common Stock was $3.38. The Private Placement Warrants are not currently expected to be listed for trading on the NYSE.

We are an “emerging growth company” under applicable federal securities laws and are subject to reduced public company reporting requirements as a result.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 13 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 8, 2022.

Current Report

Item 1.01.	Entry into a Material Definitive Agreement.

Exclusive Collaboration and Marketing Rights Agreement

On August 5, 2022, Benson Hill Holdings, Inc. (“Benson Hill Holdings”), a wholly-owned subsidiary of Benson Hill, Inc. (the “Company”), entered into an exclusive collaboration and marketing rights agreement (the “Collaboration Agreement”) with Archer-Daniels-Midland Company (“ADM”) to collaborate on an exclusive basis in the commercialization of certain high-protein soy ingredients for the human food and nutrition market (the “Human Nutrition Market”) in North America based on certain of Benson Hill Holdings’ proprietary high-protein commercial soybean seed varieties (“High-Protein Varieties”).

Pursuant to the terms of the Collaboration Agreement, Benson Hill Holdings will collaborate with ADM to engage soybean growers in certain parts of the United States to source production and supply of high-protein soybean grain grown from the High-Protein Varieties (“High-Protein Grain”) for processing by ADM into soy protein ingredients with greater than 65% protein content (“65+% Products”) and into soybean white flake for sale for further processing into soy protein isolate or soy protein concentrate (such white flake, together with 65+% Products, the “High-Protein Products”), as well as into textured soy protein ingredients with 60-65% protein content (“TVP+ Products”). ADM will receive exclusive rights to process High-Protein Grain in North America into High-Protein Products and TVP+ Products for commercialization in the Human Nutrition Market in North America and to commercialize the resulting High-Protein Products and TVP+ Products in the Human Nutrition Market in North America. In addition, Benson Hill Holdings may not, directly or indirectly through any Affiliate (as defined in the Collaboration Agreement), (i) process any soybean grain in North America into 65+% Products or TVP+ Products for commercialization in the Human Nutrition Market in North America or commercialize such resulting products in the Human Nutrition Market in North America, (ii) sell any high-protein soybean grain, or white flake made from such grain, directly to any third party for processing into soy protein concentrate for commercialization in the Human Nutrition Market in North America, and (iii) sell certain soy protein flour products to certain third parties for further processing into TVP+ Products for commercialization in the Human Nutrition Market in North America. ADM will also have non-exclusive rights to commercialize soy protein ingredients processed in North America from the High-Protein Grain supplied by Benson Hill Holdings in the Human Nutrition Market outside of North America. In exchange for the rights granted to ADM by Benson Hill Holdings, Benson Hill Holdings will receive the exclusive right to supply high-protein soybean grain to ADM for ADM to process into High-Protein Products, TVP+ Products and certain other soy protein ingredients for the Human Nutrition Market in North America, and ADM will commit to use commercially reasonable efforts to process certain agreed annual volumes of High-Protein Grain, to produce certain agreed annual volumes of TVP+ Products, and to commercialize protein ingredients processed from the High-Protein Grain supplied by Benson Hill Holdings in the Human Nutrition Market in North America. All soy protein ingredient products sold by ADM that differentiate by leveraging the High-Protein Varieties will include the branding of both Benson Hill Holdings and ADM.

Benson Hill Holdings will receive an upfront cash payment, annual technology access fees, and value sharing payments on all soy protein ingredients sold by ADM that are processed from the High-Protein Grain supplied by Benson Hill Holdings, and Benson Hill Holdings is eligible to receive milestone payments upon achievement of certain objectives.

Unless earlier terminated, the Collaboration Agreement will remain in effect until December 31, 2027, or until December 31, 2030 if extended pursuant to its terms. Either party may terminate the Collaboration Agreement for material breach by the other party and a failure to cure such breach within the time period specified in the Collaboration Agreement, or if the other party is acquired by certain competitors of the terminating party. Benson Hill Holdings may also terminate the Collaboration Agreement due to a challenge to its patents brought by ADM, or in the event that ADM fails to process certain agreed annual volumes of High-Protein Grain or to produce certain agreed annual volumes of TVP+ Products. ADM may also terminate the Collaboration Agreement if Benson Hill Holdings fails to deliver certain quantities of High-Protein Grain to ADM.

The foregoing description of the Collaboration Agreement is only a summary and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.